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                             February 18, 2022

       Chaya Hendrick
       Chief Executive Officer
       SmartMetric, Inc.
       3960 Howard Hughes Parkway, Suite 500
       Las Vegas, NV 89109

                                                        Re: SmartMetric, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            File No. 000-54853

       Dear Ms. Hendrick:

               We have reviewed your February 4, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 14, 2022 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control Over Financial Reporting, page 26

   1. We note your responses to prior comments one and two. Please revise future annual filings to provide the
appropriate language and assessment regarding your internal control over financial
reporting. Refer to Item 308(a)(3) of Regulation S-K.
 Chaya Hendrick
SmartMetric, Inc.
February 18, 2022
Page 2

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.



FirstName LastNameChaya Hendrick                      Sincerely,
Comapany NameSmartMetric, Inc.
                                                      Division of Corporation
Finance
February 18, 2022 Page 2                              Office of Manufacturing
FirstName LastName